UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Innovative Solutions and Support, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

45769N105
(CUSIP Number)

Christopher Harborne
23F M Thai Tower, All Seasons Place
87 Wireless Road
Bangkok 10300 Thailand
(860) 365-8016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:

Philip Richter
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8763
May 24, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45769N105	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Christopher Harborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Great Britain and Thailand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,609,769

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,609,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 2 of 5 Pages

CUSIP No.: 45769N105	SCHEDULE 13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
Klear Kite LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
2,609,769

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
2,609,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,609,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Page 3 of 5 Pages

The following constitutes Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2022 by the Reporting Persons (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on September 23, 2022 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February, 17, 2023 (“Amendment No. 2,” and together with the Original Schedule 13D, Amendment No. 1, and this Amendment No. 3, the “Schedule 13D”). This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and supplemented to include the following information:
On May 24, 2024, Mr. Harborne delivered a non-binding letter (the “Proposal Letter”) to the board of directors of the Company proposing a transaction under which Mr. Harborne would acquire all of the Shares not already owned by Mr. Harborne at a price of $7.25 per share in cash.
No assurances can be given that a transaction will be consummated. The Proposal Letter provides that no legally binding obligation with respect to a transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto.
The foregoing description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, a copy of which is attached hereto as Exhibit 99.2 and which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Items 5(a) - (c) are hereby amended and restated in their entirety as follows:
(a), (b) Klear Kite, and by virtue of being the sole member of Klear Kite, Mr. Harborne each beneficially owns 2,609,769 Shares, which are held directly by Klear Kite. Such Shares represent approximately 14.9% of the outstanding Shares of the Company. Klear Kite and Mr. Harborne share voting power and investment power over all such Shares.
For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the number of Shares beneficially owned by each Reporting Person, divided by (y) 17,493,705 Shares outstanding as of May 10, 2024, as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 14, 2024.
(c) No transactions in the Shares have been effected by the Reporting Persons during the past sixty days.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented to include the following exhibit:
Exhibit Number	Description
99.2	Proposal Letter, dated May 24, 2024, from Christopher Harborne to the Board of Directors of the Company.

Page 4 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 24, 2024

By:	/s/ Christopher Harborne
Christopher Harborne

KLEAR KITE LLC

By:	/s/ Christopher Harborne
Its:	Sole Member

Page 5 of 5 Pages